                       SECURITIES AND EXCHANGE COMMISSION

                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13D
                    Under the Securities Exchange Act of 1934
                               (AMENDMENT NO. 16)

                                   WSMP, INC.
                              (Name of the Issuer)

                                  Common Stock
                         (Title of Class of Securities)

                                   929330 10 8
                                 (CUSIP Number)

                                J. R. SIMPSON II
                              Simpson Aycock, P.A.
                            204 East McDowell Street
                         Morganton, North Carolina 28655
                                 (704) 437-9744
                 (Name, address, and Telephone Number of Persons
                Authorized to Receive Notices and Communications)

                               SEPTEMBER 22, 1997
             (Date of Event Which Requires Filing of this Statement)

         If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box: [ ]

         Check the following box if a fee is being paid with the statement: [ ]

         The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 (the "Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act.

         The total number of shares reported herein is 1,484,597 shares, which constitutes approximately 42.1% of the total number of shares outstanding. All ownership percentages set forth herein assume that at September 22, l997, there were 3,528,529 shares outstanding (including 257,500 shares issuable pursuant to the exercise of presently exercisable options by four of the individual persons reporting herein).


                               Page 1 of 14 Pages

                                  SCHEDULE 13D
CUSIP No. 929330 10 8
--------------------------------------------------------------------------------
1.       Name of Reporting Person; S.S. or I.R.S. Identification No. of
         Above Person
         James Claude Richardson, Jr.   ###-##-####

--------------------------------------------------------------------------------
2.       Check the Appropriate Box if a Member of a Group.
         (a) [ X ]

         (b) [   ]

--------------------------------------------------------------------------------
3.       SEC Use Only


--------------------------------------------------------------------------------
4.       Source of Funds
         SC, BK, PF

--------------------------------------------------------------------------------
5.       Check Box if Disclosure of Legal Proceedings is Required to Items
         2(d) or 2(e) [   ]

--------------------------------------------------------------------------------
6.       Citizenship or Place of Organization
         United States of America

--------------------------------------------------------------------------------
Number of Shares                            7.       Sole Voting Power
Beneficially Owned                                     125,500
By Each Reporting
Person With                                 ------------------------------------
                                            8.       Shared Voting Power
                                                       1,219,235

                                            ------------------------------------
                                            9.       Sole Dispositive Power
                                                       125,500

                                            ------------------------------------
                                            10.      Shared Dispositive Power
                                                       1,219,235

--------------------------------------------------------------------------------
11.      Aggregate Amount Beneficially Owned by Each Reporting Person
         1,344,735

--------------------------------------------------------------------------------
12.      Check Box if the Aggregate Amount in Row (11) Excludes Certain
         Shares [  ]

--------------------------------------------------------------------------------
13.      Percent of Class Represented by Amount in Row (11)
         38.1%

--------------------------------------------------------------------------------
14.      Type of Reporting Person
         IN
--------------------------------------------------------------------------------


                               Page 2 of 14 Pages

                                  SCHEDULE 13D
CUSIP No. 929330 10 8

--------------------------------------------------------------------------------
1.       Name of Reporting Person; S.S. or I.R.S. Identification No. of
         Above Person
         David R. Clark                              ###-##-####

--------------------------------------------------------------------------------
2.       Check the Appropriate Box if a Member of a Group.
         (a) [ X ]
         (b) [   ]

--------------------------------------------------------------------------------
3.       SEC Use Only

--------------------------------------------------------------------------------
4.       Source of Funds
         SC, BK, PF

--------------------------------------------------------------------------------
5.       Check Box if Disclosure of Legal Proceedings is Required to Items
         2(d) or 2(e) [  ]

--------------------------------------------------------------------------------
6.       Citizenship or Place of Organization
         United States of America

--------------------------------------------------------------------------------
Number of Shares                            7.       Sole Voting Power
Beneficially Owned                                     61,250
By Each Reporting
Person With                                 ------------------------------------
                                            8.       Shared Voting Power
                                                       1,219,235

                                            ------------------------------------
                                            9.       Sole Dispositive Power
                                                        61,250

                                            ------------------------------------
                                            10.      Shared Dispositive Power
                                                       1,219,235

--------------------------------------------------------------------------------
11.      Aggregate Amount Beneficially Owned by Each Reporting Person
         1,280,485

--------------------------------------------------------------------------------
12.      Check Box if the Aggregate Amount in Row (11) Excludes Certain
         Shares [   ]

--------------------------------------------------------------------------------
13.      Percent of Class Represented by Amount in Row (11)
         36.3%

--------------------------------------------------------------------------------
14.      Type of Reporting Person
         IN

--------------------------------------------------------------------------------


                               Page 3 of 14 Pages

                                  SCHEDULE 13D
CUSIP No. 929330 10 8

--------------------------------------------------------------------------------
1.       Name of Reporting Person; S.S. or I.R.S. Identification No. of
         Above Person
         James M. Templeton            ###-##-####

--------------------------------------------------------------------------------
2.       Check the Appropriate Box if a Member of a Group.
         (a) [ X ]

         (b) [   ]

--------------------------------------------------------------------------------
3.       SEC Use Only

--------------------------------------------------------------------------------
4.       Source of Funds
         SC, BK, PF

--------------------------------------------------------------------------------
5.       Check Box if Disclosure of Legal Proceedings is Required to Items
         2(d) or 2(e) [   ]

--------------------------------------------------------------------------------
6.       Citizenship or Place of Organization
         United States of America

--------------------------------------------------------------------------------
Number of Shares                            7.       Sole Voting Power
Beneficially Owned                                     66,737
By Each Reporting
Person With                                 ------------------------------------
                                            8.       Shared Voting Power
                                                       1,219,235

                                            ------------------------------------
                                            9.       Sole Dispositive Power
                                                        66,737
                                            ------------------------------------
                                            10.      Shared Dispositive Power
                                                       1,219,235

--------------------------------------------------------------------------------
11.      Aggregate Amount Beneficially Owned by Each Reporting Person
         1,285,972

--------------------------------------------------------------------------------
12.      Check Box if the Aggregate Amount in Row (11) Excludes Certain
         Shares [   ]

--------------------------------------------------------------------------------
13.      Percent of Class Represented by Amount in Row (11)
         36.4%

--------------------------------------------------------------------------------
14.      Type of Reporting Person
         IN

--------------------------------------------------------------------------------


                               Page 4 of 14 Pages

                                  SCHEDULE 13D
CUSIP No. 929330 10 8

--------------------------------------------------------------------------------
1.       Name of Reporting Person; S.S. or I.R.S. Identification No. of
         Above Person
         Gregory Albion Edgell       ###-##-####

--------------------------------------------------------------------------------
2.       Check the Appropriate Box if a Member of a Group.
         (a) [ X ]
         (b) [   ]

--------------------------------------------------------------------------------
3.       SEC Use Only

--------------------------------------------------------------------------------
4.       Source of Funds
         SC, BK, PF

--------------------------------------------------------------------------------
5.       Check Box if Disclosure of Legal Proceedings is Required to Items
         2(d) or 2(e) [   ]

--------------------------------------------------------------------------------
6.       Citizenship or Place of Organization
         United States of America

--------------------------------------------------------------------------------
Number of Shares                            7.       Sole Voting Power
Beneficially Owned                                     1,875
By Each Reporting
Person With                                 ------------------------------------
                                            8.       Shared Voting Power
                                                       1,219,235

                                            ------------------------------------
                                            9.       Sole Dispositive Power
                                                         1,875

                                            ------------------------------------
                                            10.      Shared Dispositive Power
                                                       1,219,235

--------------------------------------------------------------------------------
11.      Aggregate Amount Beneficially Owned by Each Reporting Person
         1,221,110

--------------------------------------------------------------------------------
12.      Check Box if the Aggregate Amount in Row (11) Excludes Certain
         Shares [  ]

--------------------------------------------------------------------------------
13.      Percent of Class Represented by Amount in Row (11)
         34.7%

--------------------------------------------------------------------------------
14.      Type of Reporting Person
         IN

--------------------------------------------------------------------------------


                               Page 5 of 14 Pages

                                  SCHEDULE 13D
CUSIP No. 929330 10 8

-------------------------------------------------------------------------------
1.       Name of Reporting Person; S.S. or I.R.S. Identification No. of
         Above Person
         HERTH Management, Inc.

-------------------------------------------------------------------------------
2.       Check the Appropriate Box if a Member of a Group.
         (a) [ X ]
         (b) [   ]

-------------------------------------------------------------------------------
3.       SEC Use Only


-------------------------------------------------------------------------------
4.       Source of Funds
         SC, BK, PF

-------------------------------------------------------------------------------
5.       Check Box if Disclosure of Legal Proceedings is Required to Items
         2(d) or 2(e) [   ]

-------------------------------------------------------------------------------
6.       Citizenship or Place of Organization
         United States of America

-------------------------------------------------------------------------------
Number of Shares                            7.       Sole Voting Power (1)
Beneficially Owned                                      300,923
By Each Reporting
Person With                                 -----------------------------------
                                            8.       Shared Voting Power
                                                        918,312

                                            -----------------------------------
                                            9.       Sole Dispositive Power (1)
                                                        300,923

                                            -----------------------------------
                                            10.      Shared Dispositive Power
                                                        918,312

-------------------------------------------------------------------------------
11.      Aggregate Amount Beneficially Owned by Each Reporting Person
         1,219,235

-------------------------------------------------------------------------------
12.      Check Box if the Aggregate Amount in Row (11) Excludes Certain
         Shares [   ]

-------------------------------------------------------------------------------
13.      Percent of Class Represented by Amount in Row (11)
         34.6%

-------------------------------------------------------------------------------
14.      Type of Reporting Person
         C

-------------------------------------------------------------------------------
(1) Power is exercised by a majority vote of the shareholders of HERTH Management, Inc. Does not include other shares beneficially owned by the shareholders of HERTH Management, Inc. and shares beneficially owned by RSH Management, Inc.

                               Page 6 of 14 Pages

                                  SCHEDULE 13D
CUSIP No. 929330 10 8

-------------------------------------------------------------------------------
1.       Name of Reporting Person; S.S. or I.R.S. Identification No. of
         Above Person
         RSH Management, Inc.

-------------------------------------------------------------------------------
2.       Check the Appropriate Box if a Member of a Group.
         (a) [ X ]
         (b) [   ]

-------------------------------------------------------------------------------
3.       SEC Use Only

-------------------------------------------------------------------------------
4.       Source of Funds
         SC, BK, PF

-------------------------------------------------------------------------------
5.       Check Box if Disclosure of Legal Proceedings is Required to Items
         2(d) or 2(e) [  ]

-------------------------------------------------------------------------------
6.       Citizenship or Place of Organization
         United States of America

-------------------------------------------------------------------------------
Number of Shares                            7.       Sole Voting Power (1)
Beneficially Owned                                     918,312
By Each Reporting
Person With                                 -----------------------------------
                                            8.       Shared Voting Power
                                                          -0-

                                            -----------------------------------
                                            9.       Sole Dispositive Power (1)
                                                        918,312

                                            -----------------------------------
                                            10.      Shared Dispositive Power
                                                           -0-

-------------------------------------------------------------------------------
11.      Aggregate Amount Beneficially Owned by Each Reporting Person
         918,312

-------------------------------------------------------------------------------
12.      Check Box if the Aggregate Amount in Row (11) Excludes Certain
         Shares [   ]

-------------------------------------------------------------------------------
13.      Percent of Class Represented by Amount in Row (11)
         26.0%

-------------------------------------------------------------------------------
14.      Type of Reporting Person
         C

-------------------------------------------------------------------------------
(1) Power is exercised by a majority vote of the shareholders of RSH Management, Inc. Does not include other shares beneficially owned by the shareholders of RSH Management, Inc.



                               Page 7 of 14 Pages

                                  SCHEDULE 13D
CUSIP No. 929330 10 8

-------------------------------------------------------------------------------
1.       Name of Reporting Person; S.S. or I.R.S. Identification No. of
         Above Person
         COLUMBIA HILL, LLC          56-2016827

-------------------------------------------------------------------------------
2.       Check the Appropriate Box if a Member of a Group.
         (a) [ X ]
         (b) [   ]

-------------------------------------------------------------------------------
3.       SEC Use Only

-------------------------------------------------------------------------------
4.       Source of Funds
         SC, BK, PF

-------------------------------------------------------------------------------
5.       Check Box if Disclosure of Legal Proceedings is Required to Items
         2(d) or 2(e) [   ]

-------------------------------------------------------------------------------
6.       Citizenship or Place of Organization
         United States of America

-------------------------------------------------------------------------------
Number of Shares                            7.       Sole Voting Power (1)
Beneficially Owned                                       -0-
By Each Reporting
Person With                                 -----------------------------------
                                            8.       Shared Voting Power
                                                        1,219,235

                                            -----------------------------------
                                            9.       Sole Dispositive Power (1)
                                                         -0-

                                            -----------------------------------
                                            10.      Shared Dispositive Power
                                                        1,219,235

-------------------------------------------------------------------------------
11.      Aggregate Amount Beneficially Owned by Each Reporting Person
         1,219,235

-------------------------------------------------------------------------------
12.      Check Box if the Aggregate Amount in Row (11) Excludes Certain
         Shares [   ]

-------------------------------------------------------------------------------
13.      Percent of Class Represented by Amount in Row (11)
         34.6%

-------------------------------------------------------------------------------
14.      Type of Reporting Person
         C

-------------------------------------------------------------------------------
(1) Power is exercised by a majority vote of the members of Columbia Hill, LLC. Does not include other shares beneficially owned by the members of Columbia Hill, LLC.

                               Page 8 of 14 Pages

                                  SCHEDULE 13D
CUSIP No. 929330 10 8

-------------------------------------------------------------------------------
1.       Name of Reporting Person; S.S. or I.R.S. Identification No. of
         Above Person
         Larry D. Hefner                     ###-##-####

-------------------------------------------------------------------------------
2.       Check the Appropriate Box if a Member of a Group.
         (a)  [ X ]
         (b)  [   ]

-------------------------------------------------------------------------------
3.       SEC Use Only

-------------------------------------------------------------------------------
4.       Source of Funds
         SC, BK, PF

-------------------------------------------------------------------------------
5.       Check Box if Disclosure of Legal Proceedings is Required to Items
         2(d) or 2(e) [   ]

-------------------------------------------------------------------------------
6.       Citizenship or Place of Organization
         United States of America

-------------------------------------------------------------------------------
Number of Shares                            7.       Sole Voting Power
Beneficially Owned                                      10,000
By Each Reporting
Person With                                 -----------------------------------
                                            8.       Shared Voting Power
                                                       1,219,235

                                            -----------------------------------
                                            9.       Sole Dispositive Power
                                                        10,000

                                            -----------------------------------
                                            10.      Shared Dispositive Power
                                                       1,219,235

-------------------------------------------------------------------------------
11.      Aggregate Amount Beneficially Owned by Each Reporting Person
         1,229,235

-------------------------------------------------------------------------------
12.      Check Box if the Aggregate Amount in Row (11) Excludes Certain
         Shares [   ]

-------------------------------------------------------------------------------
13.      Percent of Class Represented by Amount in Row (11)
         34.8%

-------------------------------------------------------------------------------
14.      Type of Reporting Person
         IN

-------------------------------------------------------------------------------


                               Page 9 of 14 Pages

         Pursuant to Rule 13d-2(a) of Regulation 13D-G of the General Rules and Regulations under the Securities Exchange Act of 1934, as amended (the "Act"), the undersigned hereby amend their Schedule 13D Statement dated July 21, 1997, relating to the Common Stock (the "Stock"), of WSMP, Inc. (the "Issuer"). Unless otherwise indicated, all defined terms used herein shall have the same meanings as those set forth in the Schedule 13D.


ITEM 1.           SECURITY AND ISSUER.

         No material change

ITEM 2.           IDENTITY AND BACKGROUND.

         (a) - (c). Item 2 is hereby partially amended to reflect that Glenn A. Hunsucker ("Hunsucker") and Walker Lyerly III ("Lyerly") have had their interests in RSH Management, Inc. ("RSH") redeemed. By a Redemption Agreement dated as of August 27, 1997 (the "Hunsucker Agreement"), Hunsucker sold and RSH redeemed all of Hunsucker's interest in RSH. This redemption eliminates Hunsucker as a Reporting Person. By a Redemption Agreement dated as of September 22, 1997 ( the "Lyerly Agreement"), Lyerly sold and RSH redeemed all of Lyerly's interest in RSH. This redemption eliminates Lyerly as a Reporting Person.

         (d) - (f).  No material change


ITEM 3.           SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

         Item 3 is partially amended to reflect that:
         1) RSH has redeemed Hunsucker's interest in RSH. The redemption price of $250,000 was paid by RSH's Promissory Note dated August 27, 1997 ( the "Hunsucker Note") in the face amount of $250,000. The Hunsucker Note bears no interest until June 1, 1998, then bears interest at a rate of 9% per annum until maturity, with interest payable quarterly beginning June 30, 1998. Payment of principal is to be made on August 27, 1999, or upon liquidation of certain stock of WSMP, Inc. held by RSH or held by the Hunsucker Note's guarantor, HERTH Management, Inc. ("HERTH"), whichever first occurs.

         2) RSH has redeemed Lyerly's interest in RSH. The redemption price of $515,000 was paid by RSH's Promissory Note dated September 22, 1997 (the "Lyerly Note") to Walker Lyerly IV, Lyerly's assignee, in the face amount of $515,000. The Lyerly Note bears no interest until June 1, 1998, then bears interest at a rate of 9% per annum until maturity, with interest payable quarterly beginning June 30, 1998. Payment of principal is to be made on September 22, 1997, or upon liquidation of certain stock of WSMP, Inc. held by RSH, or held by the Lyerly Note's guarantor, HERTH, whichever first occurs.





                               Page 10 of 14 Pages

ITEM 4.           PURPOSE OF TRANSACTION.

         No material change.

ITEM 5.           INTEREST IN SECURITIES OF THE ISSUER.

         Item 5 is partially amended as follows:

         (a) Item 5(a) is partially amended to reflect

                  1) That pursuant to the Hunsucker agreement, RSH has redeemed Hunsucker's interest in RSH, and Hunsucker is eliminated from the group of Reporting Persons.

                  2) That pursuant to the Lyerly agreement, RSH has redeemed Lyerly's interest in RSH, and Lyerly is eliminated from the group of Reporting Persons.


         The ownership of each non-individual Reporting Person is shown as follows:

                         Percentage
Entity                    Ownership           Shares of Stock
------                    ---------           ---------------

RSH                                              918,312

 HERTH                      98.1%                900,753
 Columbia Hill               0.9                   7,806
 Richardson                  0.4                   3,903
 Edgell                      0.4                   3,903
 Templeton                   0.2                   1,947

                           100.0%                918,312


HERTH                                            300,923

 Columbia Hill             44.45%                133,744
 Richardson                22.22                  66,872
 Edgell                    22.22                  66,872
 Templeton                 11.11                  33,435
                           -----                 -------

                           100.0%                300,923

COLUMBIA HILL
 Clark                        45%
 Richardson                   40
 Hefner                       15
                           -----

                             100%





                               Page 11 of 14 Pages

         (b) Item 5(b) is partially amended to reflect that the direct and indirect stock ownership of each individual Reporting Person is as follows:




                                             Shares Held    Shares Held
                              Shares Held     Indirectly    Indirectly
              Shares Held      Indirectly      through      through Col-    Total Shares
Name          Directly(1)    Through RSH(3)    HERTH(4)     umbia Hill(5)     Attributed
----          -----------    --------------  -----------   -------------    ------------

RSH               918,312             --             --           --            918,312

HERTH             300,923        900,753             --           --          1,163,219

COLUMBIA HILL          --          7,806        133,744           --            141,221

RICHARDSON            500          3,903         66,872       56,588            252,598
                  125,000(2)

CLARK               1,250             --             --       63,550            124,800
                   60,000(2)

TEMPLETON           4,237          1,947         33,435           --            102,041
                   62,500(2)

HEFNER                 --             --             --       21,183             31,183
                   10,000(2)

EDGELL              1,875          3,903         66,872           --             72,485
                ---------        -------        -------      -------          ---------


 TOTAL          1,484,597        918,312        300,923      141,221

----------------------


(1) Each Reporting Person has the sole power to vote and dispose of the Stock, unless otherwise indicated.

(2) Represents shares that the Reporting Person has the option to acquire pursuant to immediately exercisable stock options granted pursuant to the 1987 WSMP, Inc. Special Stock Option Plan and the 1987 WSMP, Inc. Incentive Stock Option Plan.

(3) Voting or disposition of RSH's shares may be done only by the consent of the holders of a majority of its outstanding shares. Beneficial ownership of other than a pro-rata interest in the shares has been disclaimed by each of the shareholders of RSH.

(4) Voting or disposition of HERTH's shares may be done only by the consent of the holders of a majority of its outstanding shares. Beneficial ownership of other than a pro-rata interest in the shares has been disclaimed by each of the shareholders of HERTH.

(5) Voting or disposition of Columbia Hill's shares may be done only by the consent of the holders of a majority of its membership interest. Beneficial ownership of other than a pro-rata interest in the shares has been disclaimed by each of the members of Columbia Hill.


                               Page 12 of 14 Pages

         (c) Within the last 60 days, none of the Reporting Persons have effected any transactions in shares of Stock, except as otherwise set forth in this Amendment No. 16.

         (d) No material change.

         (e) Hunsucker ceased to be a member of the group of Reporting Persons as of August 27, 1997, upon the redemption of his shares pursuant to the Hunsucker agreement.

             Lyerly ceased to be a member of the group of Reporting Persons as of September 22, 1997, upon the redemption of his shares pursuant to the Lyerly agreement.


ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

         Item 6 is hereby partially amended to reflect the following:

         RSH and Hunsucker have entered into the Hunsucker Agreement dated as of August 27, 1997, by which RSH redeemed Hunsucker's interest in RSH. RSH and Lyerly have entered into the Lyerly agreement dated as of September 22, 1997, by which RSH redeemed Lyerly's interest in RSH.


ITEM 7.    MATERIAL TO BE FILED AS EXHIBITS.

         Exhibit 1 Redemption Agreement dated August 27, 1997 between RSH and Glenn A. Hunsucker

         Exhibit 2 Redemption Agreement dated September 22, 1997 between RSH and Walker Lyerly III


         After reasonable inquiry and to the best of the undersigned's knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.



James C. Richardson, Jr. *                           October  20, 1997
------------------------------                               ----
James C. Richardson, Jr.



/s/ David R. Clark                                   October  20, 1997
------------------------------                               ----
David R. Clark



Gregory A. Edgell *                                  October  20, 1997
------------------------------                               ----
Gregory A. Edgell



                               Page 13 of 14 Pages

James M. Templeton *                                 October  20, 1997
------------------------------                               ----
James M. Templeton


/s/ Larry D. Hefner                                  October  20, 1997
------------------------------                               ----
Larry D. Hefner


COLUMBIA HILL, LLC


By: /s/ David R. Clark                               October  20, 1997
   --------------------------                                ----
   David R. Clark


RSH MANAGEMENT, INC.


By: /s/ James M. Templeton                           October  20, 1997
   ---------------------------                               ----
         James M. Templeton


HERTH MANAGEMENT, INC.


By: /s/ James M. Templeton                           October  20, 1997
   --------------------------                                ----
         James M. Templeton





*By: /s/ James M. Templeton                          October  20, 1997
    -------------------------                                ----
         James M. Templeton
         Attorney-in-Fact
















                               Page 14 of 14 Pages